

Andy Wilkinson

Operations Project Manager - Masszymes Inc.

London, United Kingdom

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C6 Investor Relations

 University of Exeter

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20 connections

Experience

Chief Operations Officer

C6 Investor Relations

Apr 2012 – Present · 6 yrs 7 mos

Hiring, building teams, and overseeing the implementation of investor relations strategies for our clients.

Online Marketing Project Manager

Total Life Control Inc

Feb 2011 – Apr 2012 · 1 yr 3 mos
United Kingdom

Managed product development, SEO, PPC bid management, and social media marketing for Total Life Control Inc, an online direct response marketing company in the health industry.

SEO & PPC Marketing Consultant

Andy Wilkinson Marketing

May 2007 – Feb 2011 · 3 yrs 10 mos
United Kingdom

Managed local and national Search Engine Optimisation and Pay Per Click online advertising campaigns for small UK startups in London.


Consultant

EasyStop Ltd

Apr 2004 – May 2007 · 3 yrs 2 mos
Battersea, London

A smoking cessation and weight control consultant.


Client Service Analyst

Goldman Sachs

Apr 2003 – Feb 2004 · 11 mos
London, United Kingdom

The main touch point in London for Boston Global Advisors, reconciling the flow of 6-figure and 7-figure sums of stock and monies between large institutions and brokerage houses, stemming from global corporate events across all major currencies.

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Education

 **University of Exeter**
Bachelor of Arts (B.A. Hons), History
1998 – 2001

Bradfield College

Skills & Endorsements

Online Marketing · 1
Brian Douglas Angiuli (2400+ Connections) has given an endorsement for this skill

Online Advertising · 1
Brian Douglas Angiuli (2400+ Connections) has given an endorsement for this skill

SEO · 1
Brian Douglas Angiuli (2400+ Connections) has given an endorsement for this skill

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